Exhibit 99.2

FOR IMMEDIATE RELEASE

BANCO ESPÍRITO SANTO ANNOUNCES ISSUE OF PREFERENCE SHARES BY BES FINANCE LIMITED

LISBON – July 14, 2003 – Banco Espírito Santo (BES) informs that its wholly owned subsidiary BES Finance Limited issued preference shares in a global amount of euro 450 million, corresponding to 450 thousand shares with a par value of euro 1,000, placed with institutional investors in the international financial market.

The preferred dividends will be payable annually in arrear up to July 2, 2014 at a rate of 5.58% per annum, commencing on July 2, 2004. From then, dividends will be paid quarterly at a rate of 2.65% per annum above three month Euribor. These preference shares are listed on the Luxembourg Stock Exchange.

BES also informs that its wholly owned subsidiary BES Overseas, Ltd. will redeem on August 18, 2003 all of the 10,000,000 Series A Preference Shares issued in 1999. These preference shares are currently listed on the London Stock Exchange.

CONTACTS:	Paulo Padrao
Elsa Jardim
Banco Espírito Santo, Lisbon
+351 21 350 1713
www.bes.pt/ir
-or-
Bernard Compagnon
Taylor Rafferty, London
+44 20 7936 0400

Lisbon, July 14, 2003